EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2010

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Genterra Capital Inc. (the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated) (“GCI” or the “Company”) for the six months ended June 30, 2010.  This MD&A should be read in conjunction with the Company’s June 30, 2010 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company’s unaudited interim consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited interim consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

On February 25, 2010 the shareholders of Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI”) adopted Special Resolutions authorizing the proposed amalgamation of the two companies to continue as an amalgamated company under the name “Genterra Capital Inc.” The amalgamation became effective on May 10, 2010 (the “Amalgamation”). The common shares of both predecessor companies were delisted at the close of business on May 13, 2010 and the common shares of the Company commenced trading under the symbol “GIC” on the TSX Venture Exchange on May 14, 2010. The Amalgamation resulted in a larger corporation with more varied assets, a larger equity base and a strengthened balance sheet that will allow management to analyze larger potential investments.

CMI and Genterra are deemed to be related parties pursuant to Canadian generally accepted accounting standards and the Amalgamation qualifies for treatment at the exchange amount for accounting purposes. The Amalgamation has been accounted for as a purchase transaction based on the exchange amount as negotiated between the two companies with CMI identified as the acquirer of Genterra. Accordingly the net assets of CMI have been recorded in the accounts of the Company at their carrying values and the net assets of Genterra have been recorded at their fair values.

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders. In addition, the Company will consider deploying resources to expand our portfolio of income producing real estate in order to capitalize on favorable real estate market conditions.

RESULTS OF OPERATIONS

The Results of Operations for the period under review include the operations of Genterra from May 10, 2010, the date of the Amalgamation. The Comparative Results of Operations reported for previous periods are for CMI and accordingly do not include Genterra.

The following table sets forth items derived from the unaudited interim consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)
	2010			2009			2008
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter

Revenue	$417	$59	$147	$142	$168	$121	$(491)	$(307)

Earnings (loss) from continuing operations	(209)	(102)	23	(19)	(249)	(29)	338	(68)

Loss from discontinued operations	-	42	-	-	42	-	-	-

Net earnings (loss)	(209)	(60)	23	(19)	(207)	(29)	338	(68)
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.03)	$(0.02)	$0.01	$(0.00)	$(0.05)	$(0.01)	$0.07	$(0.01)
Earnings per share From discontinued operations
Basic and diluted	$0.00	$0.01	$0.00	$0.00	$0.01	$0.00	$0.00	$0.00
Earnings (loss) per share
Basic and diluted	$(0.03)	$(0.01)	$0.001	$(0.00)	$(0.04)	$(0.01)	$0.07	$(0.01)

General

The following table sets forth items derived from the unaudited interim consolidated statements of operations for the three and six month periods ended June 30, 2010 and 2009:

(In thousands of dollars)	Six Months Ended June 30		Three Months Ended June 30
	2010	2009	2010	2009
Rental revenue	$459	$-	$459	$-
Investment revenue, net of impairment loss	(15)	251	(60)	149
Expenses	(855)	(523)	(688)	(389)
Earnings on equity items	1	1	-	(2)
Loss before income taxes	(410)	(271)	(289)	(242)
Income taxes	99	(7)	79	(7)
Loss from continuing operations	(311)	(278)	(210)	(249)
Deferred gain recognized on sale of former consolidated subsidiary	42	42	-	42
Net loss	$(269)	$(236)	$(210)	$(207)

Review of Second Quarter and Six-Month Results ended June 30, 2010 and 2009

Revenue.  Net Revenue from rental and investment for the three months ended June 30, 2010 was $398,917 compared to $149,438 for the comparable 2009 period. Revenue for the three months ended June 30, 2010 includes rental revenue of $459,168, net interest income on cash and cash equivalents of $26,059 and share of loss from investments in Limited Partnerships of $86,310.  Revenues for the comparable 2009 period include net interest income on cash and cash equivalents of $5,422 and share of income from investments in Limited Partnerships of $144,016. Net revenue from rental and investment for the six months ended June 30, 2010 increased to $443,830 compared to $251,553 for the comparable 2009 period. Revenue for the six months ended June 30, 2010 includes rental revenue of $459,168, net interest income on cash and cash equivalents of $31,944 and share of loss from investments in Limited Partnerships of $47,282. Revenue for the six months ended June 30, 2009 includes net interest income on cash and cash equivalents of $25,400 and share of earnings from investments in Limited Partnerships of $226,153.  The rental revenue in 2010 is attributable to the inclusion of Genterra’s portfolio of income producing real estate as a result of the Amalgamation. Investment income decreased in 2010 due to the reduced results achieved from the Company’s Limited Partnership investments during the period.

Administrative and General Expenses.   Administrative and general expenses for the three months ended June 30, 2010 and 2009 were $274,757 and $387,103 respectively. Administrative and general expenses for the six months ended June 30, 2010 and 2009 were $441,799 and $522,485 respectively. Administrative and general expenses normally include fees for management and administrative services, legal and audit fees and public company shareholder costs. The 2009 expenses for the three and six month periods include a provision for non-deductible interest of approximately $250,000 on the reassessment of prior year taxes. The increase in other administrative and general expenses in 2010 is primarily due to the inclusion of Genterra administrative and general expenses post the Amalgamation.

Gain (loss) on Foreign Exchange. During the period under review the Company held minimal funds denominated in United States dollars.

Rental Real Estate Operating Expenses. Rental real estate operating expenses for the three and six months ended June 31, 2010 were $214,521. The 2010 rental real estate operating expenses are due to the inclusion of Genterra’s portfolio of income producing real estate as a result of the Amalgamation.

Other Expenses. The Company incurred interest expense of $20,555 for the three and six months ended June 30, 2010. Amortization for the three and six months ended June 30, 2010 was $123,083.  During the three and six month periods ended June 30, 2010 the Company recorded cumulative dividends of $55,733 on its retractable preference shares.  These shares are classified as debt and the cumulative dividends are recorded as an expense of operations. The 2010 interest, amortization and cumulative dividend expenses are due to the inclusion of Genterra’s rental real estate portfolio and the issuance of the Class A Preference Shares by the Company as a result of the Amalgamation.

Equity Items.  Prior to the amalgamation, the company held a 1.5% equity interest in Genterra.  The Company’s equity earnings of Genterra up to the date of the Amalgamation were $939 as compared to $1,172 for the comparable 2009 period.

Income Tax Provision. The effective tax rate for the three months ended June 30, 2010 and 2009 was (27.5%) and 3.0% respectively. The effective tax rate for the six months ended June 30, 2010 and 2009 was (24.2%) and 2.9% respectively. The difference between the Company’s statutory tax rate and its effective tax rate during the period is due to permanent differences primarily associated with the tax treatment of dividends on retractable preference shares and the tax treatment of capital transactions and a valuation allowance provided against certain future tax benefits. The 2009 difference also includes the effect of the reassessment relating to the tax treatment of prior year capital gain transactions.

Discontinued Operations. During the period under review the Company recognized a deferred gain of $42,100 (2009 - $42,050) from the 2007 sale of its investment interest in Distinctive Designs Furniture Inc. (“Distinctive”).

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, commencing in January 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses. Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve is appropriate. As a result, the Company has provided a reserve against the accretion interest on this discounted note for the six months ended June 30, 2010 of $32,962 compared to $38,000 for the comparable 2009 period. The reserve provided for the three month periods ended June 30, 2010 and 2009 were $18,069 and $19,000 respectively.

Net Loss.  Net loss for the second quarter of 2010 and 2009 were $209,592 and $206,970 respectively. Net loss for the six months ended June 30, 2010 was $269,189 as compared to a net loss of $236,418 in the comparable 2009 period.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand, short-term investments and cash flow from operations.

The Company's working capital amounted to $20.3 million at June 30, 2010 compared to $16.0 million at December 31, 2009. The ratio of current assets to current liabilities was 7.0:1 at June 30, 2010 and 11.7:1 at December 31, 2009. The substantial increase in the Company’s working capital resulted from the inclusion of Genterra’s working capital effective the date of the Amalgamation.  The decrease in the ratio of current assets to current liabilities is due to the inclusion in current liabilities of approximately $2.4 million relating to a rental real estate mortgage loan which matures in November 2010.

During the six months ended June 30, 2010 the Company’s cash position increased by approximately $3.7 Million to $18.1 million from $14.5 million at December 31, 2009.  The net increase was due to the following:

-	Operating Activities decreased cash by $821,262. This was a result of $185,264 in cash utilized for operations and $635,998 of cash utilized in changes in non-cash components of working capital;

-
Financing Activities decreased cash by $2,305,674.  During the period the Company exercised its right to redeem all of the issued and outstanding Class A preference shares at a total cost of $138,839, repaid long-term debt by $25,371 and redeemed shares tendered by shareholders dissenting to the amalgamation at a cost of $2,141,464.

-
Investing Activities increased cash by $6,784,291 as a result of the addition of cash of $7,255,426 from the Amalgamation, the collection of $247,200 from the note receivable, $28,954 proceeds from short term investments, net of $747,289 of transaction costs incurred to effect the Amalgamation.

The Company anticipates that it will require approximately $2.8 million in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses, public company shareholder costs and income taxes.  The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income.  The Company also has scheduled long-term debt repayments of approximately $2.5 million in the next twelve months. This includes approximately $2.4 million relating to a rental real estate mortgage loan, which matures in November 2010. The Company is working towards replacing this facility upon its maturity.  Cash flow from operations will be used to finance the other regularly scheduled debt repayments.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the six month period ended June 30, 2010 are summarized as follows:

•
In June 2008, Genterra completed the acquisition of Ninety Ontario Street Inc. from First Ontario Investments Inc. (“FirstOnt”).  In consideration of the acquisition, Genterra issued 326,000 Class A Preference shares, Series 1 to FirstOnt.  The Class A Preference shares were redeemable and retractable at $15 per share, carry a cumulative dividend of 8% per annum and represent the purchase price of $4,890,000.  In accordance with the provisions of the Amalgamation, 326,000 redeemable, retractable 8% cumulative Class A Preference shares of the Company were issued to FirstOnt against the exchange the Genterra Class A Preference shares. During the period the Company incurred a cumulative dividend of $55,733 on theses shares.  Mark Litwin and Stan Abramowitz are officers and/or directors of the Company and FirstOnt.

•
The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term commenced March 1, 2007 and ends January 31, 2011, at an annual net, net rental of $500,175.  The results of operations include rental revenue of $71,029 pertaining to this lease for the period from May 10, 2010 to June 30, 2010. The Company also leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced March 1, 2007 and ends January 31, 2011, at an annual net, net rental of $140,000.  The results of operations include rental revenue of $19,881 pertaining to this lease for the period from May 10, 2010 to June 30, 2010. Prior to May 10, 2010 these two properties were owned by Genterra. Fred A. Litwin, Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

•	Management Contracts

During the six month period ended June 30, 2010, Forum Financial Corporation (“Forum”) provided administrative services to the Company for fees of $151,318 The services provided include office facilities and clerical services, including bookkeeping, accounting and shareholder related services.  Forum also assists in the decision making process relating to the Company’s various investment interests.  When requested, additional services are also provided on a fee-for-service basis.  Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of Forum and of the Company.

During the period from May 10, 2010 to June 30, 2010, FirstOnt provided property management services to the Company for fees of $29,254 and First Ontario Administrative Services Inc. (“FirstAdmin”) provided rental collection services to the Company for fees of approximately $1,200.  Prior to May 10, 2010, these services were provided to Genterra. Stan Abramowitz and Mark Litwin are directors and/or officers of FirstOnt and the Company. Mark Litwin is a director and officer of FirstAdmin and an officer of the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt, FirstAdmin and the Company.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at August 17, 2010:

	Authorized	Issued

Common Shares	Unlimited	9,491,969
Class A preference shares, issuable in series: Series 1 - non-voting, non-participating, redeemable and retractable at $15.00 per share, 8% cumulative, convertible into either Common shares at the rate of 5.56 Common shares for each Class A preference share or 300 Class B preference shares for each Class A preference share.	Unlimited	326,000
Class B preference shares Non-voting, non-participating, redeemable at $0.05, $0.0024 non- cumulative Class B preference shares	Unlimited	26,272,006

As a result of the Amalgamation, each Genterra Common Shareholder received one Common share for every 3.6 Genterra Common shares held, each holder of Genterra Class A preference shares. Series 1 received one Class A preference share, series 1 for each Genterra Class A preference share, series 1 held and each holder of Genterra Class B preference shares received one Class B preference share for each Genterra Class B preference share held. Each CMI Common Shareholder received one Common share for every CMI Common share held.

RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Uncertain Return On Short-Term Investments Could Have A Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

The Company’s return on its short-term investments will be contingent upon the performance of its various professional investment managers and the public financial markets. Difficult market and economic conditions may adversely affect our business and profitability. Our revenues and profitability are likely to decline during periods of poor performance of our various professional investment managers and the public financial markets. The financial markets are by their nature risky and volatile and are directly affected by many factors that are beyond our control. Our operations may suffer to the extent that ongoing market volatility of the recent past was to persist which could adversely affect our financial condition and cash flow.

Cash Deposits Held At Banks May Exceed The Amounts Of Insurance Provided On Such Deposits  And Any Loss Arising There From Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. If we were to suffer a loss as a result of a failure of one of these Banks and the insurance provided thereon was insufficient to cover the amount of the deposit our operations may suffer. This could adversely affect our financial condition and cash flow.

Adverse Currency Fluctuations on Cash Deposits Held In Foreign Denominated Currencies Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Currency risk is the risk that a negative variation in exchange rates between the Canadian Dollar and foreign currencies will affect the Company’s operating and financial results. If the Company holds funds denominated in a foreign currency and the value of this currency experiences a negative fluctuation due to a change in exchange rates this could have a material adverse affect on our business, financial condition and results of operations.

Declines In Invested Amounts As A Result Of Changes In Prevailing Interest Rates Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Some of the cash, cash equivalents and securities that the Company may invest in are subject to interest rate risk. This means that an adverse change in prevailing interest rates may cause the principal amount of the investment to fluctuate and the amount of the investment to decline. Such a decline could have a material adverse affect on our business, financial condition and results of operations.

Third Party Valuation Risk Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

The valuations of private investment Limited Partnerships rely on third party financial inputs of the underlying securities.  If the financial inputs of the underlying securities were directly verifiable, there is a risk that the reported fair values may differ.

The Company Has No Experience Operating As An Investment Company And, If Required To Register As An Investment Company Under The United States Investment Company Act Of 1940, As Amended (The "Company Act"), We Would Find This Process Both Costly and Challenging.

With the successful completion of the Amalgamation we do not believe that we will be an investment company under the Company Act, by virtue of Rule 3A-1. Rule 3A-1 provides that an issuer will not be considered an investment company if no more than 45% of the value of its total assets (exclusive of cash items and government securities) consists of, and no more than 45% of its net income after taxes is derived from, certain securities. In order to continue to meet the requirements of Rule 3A-1, we will be required to analyze our assets and financial statements on a continuous basis in order to identify any potential problems including the need to reallocate working capital assets into cash and cash items.  This analysis and reallocation will obviously increase our cost of operations, and may from time to time require the retention of legal and accounting experts in order to address any problems identified by such analysis.  Should we not be able to continue to qualify for the applicable exclusion, the Company may be required to register as an investment company under the Company Act.   In such an event, substantial work on our part will be required to implement appropriate reporting and compliance processes as required by the Company Act.  The significant changes to our operations would include retaining a registered investment adviser, registered under the United States Investment Advisers Act of 1940, as amended, to manage the Company's portfolio and adopting a series of compliance documents to ensure compliance.  Such modifications could result in a complete change in the Company's operations, and, further, may require a new investment decision to be made by the Company's shareholders.  In order to do so, the Company may be required to file appropriate documentation with the Securities and Exchange Commission and there is no guarantee that all shareholders would approve of the change. Finally, the failure to comply properly with SEC laws, rules and regulations could result in significant fines and other penalties, resulting in a material negative impact on the Company.

We have no experience operating as an investment company and to do so is costly and challenging, and could materially hinder our ability to operate as a public company.

The Anticipated Benefits Of The Amalgamation Are Contingent On The Successful Integration Of The Operations Of Genterra And CMI.

The success of the Amalgamation will depend, in part, on the ability of GCI to realize the anticipated synergies and growth opportunities from integrating Genterra’s and CMI's businesses. GCI’s success in realizing these benefits, beyond the savings in public company and administration costs to be realized from eliminating one public company, and the timing of this realization depends upon the successful integration of the operations of Genterra and CMI. We cannot assure you that the amalgamation will result in the realization of the full benefits we anticipate.

Our Need To Maintain Liquidity And Financial Condition Could Be Adversely Affected By Market And Economic Conditions.

A liquidity risk arises from GCI’s management of working capital and principal repayments on its debt obligations to avoid difficulty in meeting its financial obligations as they become due. Liquidity is essential to our business and may be impaired by circumstances that we may be unable to control, such as general market disruption or an operational problem which in turn could affect our financial condition and ability to satisfy debt service obligations.

Real Property Investment Tend to be Relatively Illiquid and Could Affect Our Need to Maintain Liquidity and Financial Condition Which May Have A Material Adverse Effect On Our Business, Financial Condition and Results of Operations.

All real property investments are subject to elements of risk.  Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments.  Such illiquidity may tend to limit GCI’s ability to vary its portfolio promptly in response to changing economic or investment conditions.  If a property was to incur a vacancy either by the continued default of a tenant under its lease or the expiration of a lease, and if the vacancy was to continue for a long period of time and GCI was required to liquidate one or all of its real property investments, the resale of the property or properties could be diminished and the proceeds to GCI might be significantly less than the aggregate value of its properties on a going concern basis. This could have a material adverse effect on our business, financial condition and results of operations.

We Have Large Single Purpose Tenants And Are Dependent On Them For A Large Portion Of Our Rental Revenue, So Our Success Is Dependent On Their Financial Stability And Continuation Of Their Leases.

The need to renew and release upon lease expiration is no different for GCI than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

These two properties, which are both leased to Cambridge, together account for 13% and 20% of GCI’s assets and rental revenue, respectively, and therefore constitute a significant credit concentration. The term for both leases expires on January 31, 2011.  In the event that GCI was to lose this tenant, or the tenant was unable to pay its rent as it becomes due, and GCI is not successful in replacing it with a similar tenant, this would have a significant impact on GCI’s revenue, financial condition and ability to satisfy its debt service obligations.  In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements. Accordingly this credit concentration could be considered a risk factor.

We Are Dependent On Our Tenants For A Large Portion Of Our Revenue So Our Cash Flow And Accordingly Our Success Is Dependent On The Financial Stability Of Our Tenants.

The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk.  For the most part, GCI’s tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of GCI's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact GCI as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. In addition, if GCI is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure and sale. If a lease is terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

Loss Of Tenants Could Affect Leasing Flexibility, Reduce Our Revenue, Net Income And Financial Condition.

The relocation by an existing tenant could adversely affect GCI’s ability to generate income.  The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 55.6% of the building occupied by one tenant. The balance of the building is occupied by smaller tenants.  In the event that one or more of these tenants was to vacate their unit GCI may find it difficult to provide appropriate space to prospective tenants. This could have an adverse effect on our financial performance through reduced revenues and cash flows which in turn may affect our ability to satisfy our debt service obligations.

GCI May Not Be Able To Renegotiate Financing Terms As They Come Due Which Could Affect Our Liquidity And Financial Condition.

We cannot assure you that GCI will be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due. This could impact our liquidity, financial condition and our ability to meet working capital requirements.

General Uninsured Losses My Result In GCI Losing Its Investment In And Cash Flows From Properties And Could Reduce Our Net Income.

GCI carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties.  There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis.  Should an uninsured or underinsured loss occur, the value our assets will be reduced by such uninsured loss. In addition, GCI could lose its investment in and anticipated revenues, profits and cash flows from one or more of its properties, but GCI would continue to be obliged to repay any recourse mortgage indebtedness on such property which in turn will reduce our net income. Accordingly an uninsured or underinsured loss could impact our financial condition.

Environmental Legislation And Contamination May Affect Our Operating Results And Our Ability To Borrow Against Or Sell Real Estate.

Environmental legislation and policies has become an increasingly important feature of real property ownership and management in recent years.  Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. GCI’s tenants include companies in the textile manufacturing business which represents a potential environmental risk. In addition, the migration of third party offsite contamination to one of GCI’s properties could be considered a risk.  The failure by GCI to affect any necessary remedial work may adversely affect GCI’s ability to sell real estate or to borrow using the real estate as collateral and could result in claims against GCI.  The cost of defending against claims of liability, complying with environmental regulatory requirements, or remediating any contaminated property could materially adversely affect the business, assets or results of operations of GCI. GCI has introduced an environmental maintenance program to oversee GCI’s compliance with Ministry of the Environment guidelines.

GCI’s Common Stock May Be Deemed To Be A "Penny Stock," Which May Make It More Difficult For Investors To Sell Their Shares Due To Suitability Requirements.

Our common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

You May Have Difficulty Selling Your Shares Of GCI Because Of The Limited Trading Volume.

Historically, the securities of Genterra and CMI have experienced a very limited trading volume. As a result there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of our securities.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

On May 10, 2010 Genterra and CMI amalgamated to continue as an amalgamated company under the name “Genterra Capital Inc.” The Company’s Board of Directors believe that with the successful completion of the Amalgamation, the amalgamated company’s strengthened balance sheet will allow it to analyze larger potential investments.

In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek out target acquisitions that they believe will offer future growth and added value to the Company and its shareholders. The Company will also consider deploying resources to expand our portfolio of income producing real estate to capitalize on favorable real estate market conditions.

In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.
The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policy is critical to its business operations and the understanding of results of operations:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy the Company recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized future tax assets will be realized.  Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  The Amalgamation has been accounted for under the existing Section 1581 “Business Combinations”.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact of adopting these new standards may have on its future results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

IFRS ASSESSMENT AND CONVERSION PLAN

In February 2008, the CICA announced that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. GCI’s year end is September 30.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of its September 30, 2012 fiscal year for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for the fiscal year ending September 30, 2012 and apply them to its opening October 1, 2010 balance sheet.

The Company’s  IFRS implementation project consists of three primary phases which will be completed by a combination of in-house resources and external consultants.

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Initial diagnostic phase (“Phase I”) – Involves preparing a preliminary impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort.

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Impact analysis, evaluation and solution development phase (“Phase II”) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet and the development of draft IFRS financial statements.

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Implementation and review phase (“Phase III”) – Involves training key finance and other personnel and implementation of the required changes to our information systems and business policies and procedures. It will enable the Corporation to collect the financial information necessary to prepare IFRS financial statements and obtain audit committee approval of IFRS financial statements.

The Company has retained an external consultant to assist in establishing appropriate IFRS financial reporting expertise at all levels of the business. Training by the external consultant of key finance and operational staff started in the second quarter of 2010. In addition, key finance staff have attended a number of external IFRS training courses. The Company has provided Audit Committee members with detailed project scoping, timelines and deliverables.  Based on matters brought to their attention the Audit Committee members will review the Audit Committee Charter and make changes to reflect the requirements for IFRS financial expertise if deemed to be necessary. The Audit Committee will continue to receive periodic presentations and project status updates from the external consultant and management.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2010 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of June 30, 2010, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period ended June 30, 2010 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.  For further information shareholders may also contact the Company by email at info@genterracapital.com

GENERAL

Except where otherwise indicated, information contained herein is given as of August 17, 2010.